OKYO Pharma Ltd.

Martello Court

Admiral Park

St. Peter Court

Guernsey GY1 3HB

January 17, 2023

VIA EDGAR

United States Securities

and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tyler Howes

Re:	OKYO Pharma Ltd.
Registration Statement on Form F-1/A
File No. 333-268675

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), OKYO Pharma Ltd. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 5:00 p.m., Eastern Standard Time, on Thursday, January 19, 2023, or as soon thereafter as practicable.

Please notify Jeffrey Fessler of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at (212) 634-3067 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

Thank you,

OKYO PHARMA LTD.

By:	/s/ Gary S. Jacob
Name:	Gary S. Jacob
Title:	Chief Executive Officer